SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                MDT Corporation
                                (Name of Issuer)

                         Common Stock, $1.25 par value
                         (Title of Class of Securities)

                                  552687 10 5
                                 (CUSIP Number)

                               J. Miles Branagan
                                MDT Corporation
                           Stratford Hall, Suite 200
                               1009 Slater Road
                               Durham, NC 27703
                                     U.S.A.
            (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                                    Copy to:

                              Bertil Lundqvist, Esq.
                          Skadden, Arps, Slate, Meagher & Flom
                                 919 Third Avenue
                              New York, New York  10022
                                  (212) 735-3000

                                July 25, 1996
           (Date of Event which Requires Filing of this Statement)

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

               Check the following box if a fee is being paid with the statement (X) (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)
               NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                                 SCHEDULE 13D

      CUSIP NO. 555268 10 5

        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Getinge Industrier AB (publ.)
            S.S. or I.R.S. Identification No. of Above Person: N/A

        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) ( )
                                                       (b) ( )

        3   SEC USE ONLY

        4   SOURCE OF FUNDS*

            BK, AF

        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                        ( )

        6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Sweden
                      7    SOLE VOTING POWER
                           6,278,629

        NUMBER OF     8    SHARED VOTING POWER
         SHARES            0
      BENEFICIALLY
        OWNED BY
          EACH        9    SOLE DISPOSITIVE POWER
        REPORTING          6,278,629
         PERSON
          WITH       10    SHARED DISPOSITIVE POWER
                           0

       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            6,278,629

       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*        ( )

       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            approximately 92.7

        4   TYPE OF REPORTING PERSON*

            HC, CO


                                 SCHEDULE 13D
      CUSIP NO. 555268 10 5

        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Getinge Acquisition Corp.
            S.S. or I.R.S. Identification No. of Above Person: N/A

        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) ( )
                                                       (b) ( )
        3   SEC USE ONLY

        4   SOURCE OF FUNDS*

            BK, AF

        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                        ( )

        6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
                      7    SOLE VOTING POWER
                           6,278,629

        NUMBER OF     8    SHARED VOTING POWER
         SHARES            0
      BENEFICIALLY
        OWNED BY
          EACH        9    SOLE DISPOSITIVE POWER
       REPORTING           6,278,629
        PERSON
         WITH        10    SHARED DISPOSITIVE POWER
                           0

       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,278,629

       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*        ( )

       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            approximately 92.7%

        4   TYPE OF REPORTING PERSON*

            CO


     ITEM 1. SECURITY AND ISSUER.

          This statement relates to the common stock, par value $1.25 per share, including the associated Common Stock Purchase Rights, (the "MDT Common Stock"), of MDT Corporation, a Delaware corporation ("MDT"). The principal executive offices of MDT are located at Stratford Hall, Suite 200, 1009 Slater Road, Durham, North Carolina, 27703.

     ITEM 2. IDENTITY AND BACKGROUND.

          (a)-(c) and (f) This statement is being filed by Getinge Industrier AB (publ.) ("Getinge") and Getinge Acquisition Corp., a wholly-owned subsidiary of Getinge ("Purchaser" and, together with Getinge, the "Reporting Person"). The principal executive offices of Getinge are located at Box 69, S-310 44, Getinge, Sweden. The principal executive offices of Purchaser are located at 8130 Lehigh Avenue, Morton Grove, IL, 60053.

          Getinge, which operates in the field of medical technology, develops, manufactures and markets equipment and systems for sterilization and disinfection purposes within the pharmaceutical industry and health care sector. Getinge also develops, manufactures and markets hygiene and patient handling systems for the care of elderly and disabled people in the health care sector. The Getinge group of companies enjoys a position as one of the world's leaders within all these sectors. Getinge is also a distributor of equipment and consumables to the dental sector in Scandinavia. Purchaser is a recently incorporated Delaware corporation organized solely to carry out certain transactions in connection with the acquisition of the Shares (as defined herein) and the Merger (as defined herein).

          Information as to each of the executive officers and directors of Getinge is set forth on Annex A hereto. Each of such persons on Annex A is a citizen of Sweden, except for Edward
     J. McKinly.  Information as to each of the executive officers and
     directors of Purchaser is set forth on Annex B hereto.   Each of
     such persons on Annex B is a citizen of Sweden.

          (d) During the last five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the individuals named in Annex A or Annex B hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the individuals named in Annex A or Annex B hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The total amount of funds required by the Reporting Person to acquire the shares and to pay related fees and expenses was approximately $34.53 million and were obtained pursuant to borrowings by the Reporting Person from Skandinaviska Enskilda Banken AB ("SE Bank").

          Getinge and SE Bank have executed two commitment letters dated May 10, 1996 (the "SE Bank Commitments") providing for an aggregate credit facility of up to $90 million (the "SE Bank Facility") to be made available to Getinge. Funds are available under the SE Bank Commitments subject to the terms and conditions of the SE Bank Facility.

          Amounts borrowed under the SE Bank Commitments will mature twelve months from the date of drawdown and may be repaid by Getinge in whole or in part at any time. Borrowings under the SE Bank Facility will bear interest at a rate equal to 0.03 percent over the "LIBOR Rate." The SE Bank Commitments provides for the payment of a total commitment fee of SEK 150,000, equivalent to $22,245 based on the May 16, 1996 Noon Buying Rate of SEK 1.00 per $.1483.

          The repayment of amounts borrowed pursuant to the SE Facility is expected to be made through the application of general corporate funds (including funds generated by the operations of MDT), new medium and long term borrowings by Getinge or Getinge subsidiaries or any of the foregoing, and through the use of financial instruments available in international markets. Getinge's management may propose to its Board of Directors that a part of the of the SE Bank Facility be refinanced through the issuance of new shares of Getinge capital stock.

          The foregoing description of the SE Bank Commitments is qualified in its entirety by reference to the text of the SE Bank Commitments, copies of which are included as Exhibits I and II hereto.

     ITEM 4.  PURPOSE OF THE TRANSACTION.

          The purpose of the acquisition reported herein is to enable Getinge to acquire, in one or more transactions, control of the entire equity interest of MDT. The Reporting Person plans to vote the Shares (as hereinafter defined) in favor of an Agreement and Plan of Merger, dated May 12, 1996, between Getinge, Purchaser and MDT (the "Merger Agreement") a copy of which is included as Exhibit III hereto. Pursuant to the Merger Agreement, Purchaser will be merged with and into MDT (the "Merger"). Parties other than the Reporting Person holding shares of MDT Common Stock will, at the time of the Merger, receive $5.50 in cash per share of MDT Common Stock. Subsequent to and as a result of the Merger, MDT will be a wholly owned subsidiary of Getinge.

          Pursuant to the terms of the Merger Agreement, Getinge is entitled to designate for appointment or election to the Board of Directors of MDT, upon written notice to MDT, such number of directors, rounded up to the next whole number, to the Board of Directors of MDT such that the percentage of its designees on the Board shall equal the percentage of the outstanding Shares beneficially owned by the Reporting Person and affiliates. Getinge expects that such representation will permit Getinge to exert substantial influence over MDT's conduct of its business and operations.

          Subsequent to the Merger, the MDT Common Stock will be delisted from the NASDAQ and will be eligible for termination of Registration pursuant to Section 12(g)(4) of the Securities
     Exchange Act of 1934.

          It is expected that initially following the Merger the business and operations of MDT will be continued substantially as they are currently being conducted. Getinge intends to conduct a comprehensive review of MDT's business, operations, capitalization and management with a view to optimizing exploitation of MDT's potential in conjunction with Getinge's U.S. and worldwide businesses. Although no decisions have been made to date, Getinge believes that investment of approximately $20-25 million will be necessary to improve MDT's business and create a profitable operation. After such review, Getinge will determine what actions or changes, if any, would be desirable in light of the circumstances which then exist, and reserves the right to effect such actions or changes. Such review and ultimate investment program could result in, among other things, reductions in the work force, changes in the product mix (which could result in additional write-offs of inventory) and sale of certain product lines at a loss, increasing efficiencies in production, administration and sales through changes in the operations of MDT and relocation of the head office to the Henrietta, New York facility. Getinge is also considering the repayment of MDT's bank loans. Necessary funding for such repayment has been obtained under the SE Bank Commitments. See
     Item 3. Getinge's decisions could be affected by information hereafter obtained, changes in general economic or market conditions or in the business of MDT or its subsidiaries, actions by MDT or its subsidiaries and other factors. It is expected that the business and operations of MDT would form an important part of Getinge's future business plans.

          Other than the Merger and except as set forth herein, Getinge does not have any present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving MDT or any of its subsidiaries, a sale or transfer of a material amount of assets of MDT or any of its subsidiaries or any material change in MDT's capitalization or dividend policy or any other material changes in MDT's corporate structure or business, or the composition of the board of directors or management. Except as set forth in this Item 4, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the individuals named in Annex A or Annex B hereto, has any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of
     Schedule 13D.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a) - (b) The Reporting Person beneficially owns 6,278,629 shares of MDT Common Stock (the "Shares"). The Shares represent approximately 92.7 percent of the total number of outstanding shares of MDT Common Stock. The Reporting Person has sole power to vote or direct the vote of the Shares and to dispose or direct the disposition of the Shares. All of the Shares were acquired by the Reporting Person on July 25, 1996 at the price of $5.50 per share in cash, pursuant to an Offer to Purchase first made by the Reporting Person on May 17, 1996 and which expired on July 25, 1996. The total consideration paid for the shares was approximately $34.53 million. To the best of the Reporting Person's knowledge, none of the individuals named in Annex A or Annex B hereto beneficially own any of the Shares.

          (c)  Neither the Reporting person nor, to the Reporting
     Person's knowledge, any of the individuals named in Annex A or Annex B hereto, has effected any transaction in the Shares during the past 60 days.

          (d) To the best of the Reporting Person's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

          (e)  Not applicable.

     ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
              RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Based on the terms of the Merger Agreement, Getinge will, upon effectiveness of the Merger, acquire all remaining outstanding shares of MDT Common Stock for $5.50 per share in cash.

          Except as set forth in Sections 8 and 10 of the Offer to Purchase, a copy of which is included as Exhibit IV hereto, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the persons listed in Annex A or Annex B, have any contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies).

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit I Commitment Letter, dated May 10, 1996, between Skandinaviska Enskilda Banken and Purchaser, for $40,000,000 credit facility (previously filed as Exhibit (b)(1) to the Schedule 14D-1 filed by the Reporting Person on May 17, 1996).

     Exhibit II Commitment Letter, dated May 10, 1996, between Skandinaviska Enskilda Banken and Purchaser, for $50,000,000 credit facility (previously filed as Exhibit (b)(2) to the Schedule 14D-1 filed by the Reporting Person on May 17, 1996).

     Exhibit III Agreement and Plan of Merger, dated as of May 12, 1996, among Getinge Industrier AB, Getinge Acquisition Corp., and MDT Corporation (previously filed as Exhibit (c)(1) to the Schedule 14D-1 filed by the Reporting Person on May 17, 1996).

     Exhibit  IV    Offer to Purchase, dated May 17, 1996, by Getinge
     Acquisition Corp.  (previously filed as Exhibit   (a)(1) to the
     Schedule 14D-1 filed by the Reporting Person on May 17, 1996).


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  July 26, 1996

                         Getinge Acquisition Corp.

                         By:      /s/
                             Name:  Carl Bennet
                             Title: Chairman of the Board

                         Getinge Industrier AB (publ.)

                         By:        /s/
                             Name:  Carl Bennet
                             Title: Chairman of the Board



     ANNEX A

       DIRECTORS AND EXECUTIVE OFFICERS
     OF GETINGE INDUSTRIER AB (publ.)

          The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Getinge is set forth below. If no business address is given, the director's or officer's address is Box 69, S-310 44, Getinge, Sweden. Each such person is a citizen of Sweden, except for Edward J. McKinley, who is a citizen of the United States. Directors are identified with an asterisk.


     NAME AND CURRENT
     BUSINESS ADDRESS         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

     Rune Andersson*          Chairman of the Board of Directors of
                              Getinge. Mr. Andersson is also Chairman of the Board of Directors of Trelleborg
                              AB, a mining, metals and rubber company, Svedala Industri AB, a mineral processing equipment company, SSAB, a steel company, since 1991, Akila AB, a construction company, since 1994, Metric
                              AB, a distributor of laboratory
                              products, since 1995 and Andersson &
                              Bennet AB.  He is a director of
                              Skandinaviska Enskilda Banken, a Swedish bank, Sandvik AB, a steel company, since
                              1994.  Mr. Andersson has served as the
                              Chairman of the Board of Directors of
                              ASG AB, a transportation company, from
                              1990 to 1993, and as a director of BPA
                              AB, a construction company, from 1989 to 1993, Esselte AB, an office products company, from 1991 to 1996 and Scribona
                              AB, an office products company, from
                              1991 to 1996. He has been a director of Industrifoerbundet, a Swedish industrial association. Mr. Andersson has been
                              President and Chief Executive Officer of
                              Trelleborg AB from 1983 to 1989.

     Carl Bennet*             President and Chief Executive Officer of
                              Getinge.  Mr. Bennet is a director of
                              Scandinavian Recycling AB, a company
                              engaged in the recycling of rubber and
                              metal equipment, since 1993, Metric AB
                              since 1995, Andersson & Bennet AB and
                              Sperlingsholms Kraft AB, a power utility company, since 1991.

     Sven Borelius*           Chairman of the Board of Directors of
                              LKAB, a mining company. Mr. Borelius is a director of Trelleborg AB, Svedala
                              Industri AB, Scribona AB, Euroc AB, a
                              building products company, Cardo AB, an
                              industrial group, Fabege AB, a
                              construction company, and Sanitec Ltd
                              OY, a ceramics company.

     Roger Holtback*          President and Chief Executive Officer of
                              Investment AB Bure, an investment
                              company, since 1993.  Mr. Holtback is
                              Chairman of the Board of Directors of
                              Gunnebo AB, a building materials
                              company, since 1993 and the Deputy
                              Chairman of SPIRA Investment AB, an
                              investment company, since 1994.  Mr.
                              Holtback has been the Head of S-E-Banken
                              Western Sweden from 1991 to 1993 and the President and Chief Executive Officer of the Volvo Car Corporation and Executive
                              Vice President of AB Volvo from 1984 to
                              1990.  He has been a director of
                              Investment AB Bure since 1992, Scribona
                              AB, an office products company, since
                              1995, Skane Gripen AB, a building
                              products company, since 1995, Nordic
                              Capital Svenska AB, an investment fund,
                              since 1993, and TBG, Monaco, an
                              industrial holding company, since 1988.
                              Mr. Holtback has also served as a
                              director of Volvo Car Corporation and a
                              number of its affiliates.

     Edward J. McKinley*      Employed by E.M. Warburg, Pincus & Co.,
                              Inc. since 1984, where he has served as
                              Managing Director since January 1988.
                              Mr. McKinley is a director of Getinge
                              since November 1995.  Mr. McKinley is
                              also a director of several privately
                              held companies.

     Thomas Esko*             Union Representative.  Welder.  Employed
                              by Getinge AB.

     Leif Holmgren*           Deputy Board Member.  Union
                              Representative.  Welder.  Employed by
                              Getinge Disinfection AB.
     Vaexjoe Rostfritt AB
     Ljungadalsgatan 11
     351 15 Vaexjoe
     Sweden

     Gert Klaren*             Union Representative. Foreman. Employed
                              by Getinge AB.

     Edgar Svensson*          Deputy Board Member.  Union Representative.
     Vaexjoe Rostfritt AB     Engineer.  Employed by Getinge Disinfection AB.
     Ljungadalsgatan 11
     351 15 Vaexjoe
     Sweden

     Harald Castler           Business Area Manager Sterilization -
                              Health Care Industry.

     Ulf Grunander            Chief Financial Officer since 1993.
                              Auditor with Arthur Andersen & Co. from
                              1978 to 1992.

     Ingmar Johansson         Technical Director.

     Johan Malmqvist          Executive Vice President of Getinge,
                              President of Arjo. Business Area Manager
                              Disinfection, Business Area Manager and
                              President of Arjo AB.
     Getinge Disinfection AB
     Ljungadalsgatan 11
     351 15 Vaexjoe
     Sweden



                                                                 ANNEX B

                                           DIRECTORS AND EXECUTIVE OFFICERS
                                             OF GETINGE ACQUISITION CORP.

          The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Purchaser is set forth below. If no business address is given, the director's or officer's address is 8130 Lehigh Avenue, Morton Grove, IL 60053. Each such person is a citizen of Sweden. Directors are identified with an asterisk.

     NAME AND CURRENT
     BUSINESS ADDRESS         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

     Carl Bennet*             Chairman of the Board of Directors.  See
                              Annex A.

     Lars-Peter Harbing*      President of Purchaser.  Mr. Harbing is also the
     1100 Towbin Avenue       President of Getinge  International, Inc. since
     Lakewood, NJ 08701       1994 and was the President of Getinge GmbH
                              from 1991 to 1994.

     Ulf Grunander            Treasurer and Secretary of Purchaser.
                              See Annex A.


                                                           EXHIBIT INDEX

     Exhibit I Commitment Letter, dated May 10, 1996, between Skandinaviska Enskilda Banken and Purchaser, for $40,000,000 credit facility (previously filed as Exhibit (b)(1) to the Schedule 14D-1 filed by the Reporting Person on May 17, 1996).

     Exhibit II Commitment Letter, dated May 10, 1996, between Skandinaviska Enskilda Banken and Purchaser, for $50,000,000 credit facility (previously filed as Exhibit (b)(2) to the Schedule 14D-1 filed by the Reporting Person on May 17, 1996).

     Exhibit  III        Agreement and Plan of Merger, dated as of May
                         12, 1996, among Getinge Industrier AB, Getinge Acquisition Corp., and MDT Corporation (previously filed as Exhibit (c)(1) to the Schedule 14D-1 filed by the Reporting Person on May 17, 1996).

     Exhibit  IV         Offer to Purchase, dated May 17, 1996, by
                         Getinge Acquisition Corp. (previously filed as Exhibit (a)(1) to the Schedule 14D-1 filed by the Reporting Person on May 17, 1996).